Exhibit 99.14

News release…

Date: 27 January 2006
Ref: PR456g

Norilsk Nickel and Rio Tinto announce exploration and development joint venture in Russia

Norilsk Nickel, Russia’s largest mining and metallurgical company, and Rio Tinto, one of the world’s largest international mining companies, today announced the launch of an exploration and development joint venture in Russia.

The companies signed a co-operation protocol in the Ministry of Natural Resources. The agreement establishing the formal terms governing the joint venture was signed today. The agreement entails the establishment of a joint venture exploration and development company, owned 51 per cent by Norilsk Nickel and 49 per cent by Rio Tinto. Initial exploration efforts will concentrate on opportunities in the Siberian and far-eastern federal districts of Russia.

Rio Tinto chief executive, Leigh Clifford, said: “Rio Tinto has increased its exploration and development activity in Russia over the last few years, and we are now delighted to enter into this agreement with a partner of the stature of Norilsk Nickel. The establishment of this joint venture breaks new ground for the mining industry. Combining the skills and resources of Norilsk Nickel and Rio Tinto will provide an unrivalled platform for exploration and development of mineral deposits in Russia.

“We are pleased that by expanding our long term commitment towards exploration in Russia, Rio Tinto will play a significant role in developing the country’s resource base.”

Norilsk Nickel chief executive, Mikhail Prokhorov, said: “Norilsk Nickel continues to focus on growing and diversifying its resource base and on gaining exposure to international best practices. Entering into this agreement with Rio Tinto will bring together the knowledge and expertise of two leading mining companies to promote exploration in Russia. This country’s mineral wealth remains untapped in many areas across many minerals, and we will pursue the development of new discoveries and known deposits with the potential for significant capital investment and attractive financial returns.

“The aim of the joint venture will be to create a viable economic model of cooperation to accelerate and enhance exploration for new mineral resources in Russia, thereby promoting the mineral wealth and economic development of the regions.”

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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Background notes to editors

Norilsk Nickel

MMC Norilsk Nickel is the world’s largest producer of nickel and palladium, and a major producer of platinum, copper and cobalt. Following a number of acquisitions in Russia, Norilsk Nickel is also one of the largest gold producers in the world and the largest in Russia. MMC Norilsk Nickel is listed on several Russian exchanges (MICEX, RTS, GMKN), ADRs are traded over the counter in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

Rio Tinto

Rio Tinto is one of the world’s leading mining groups, with a market capitalisation of about US$70 billion. Major products include aluminium, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. It is listed on both the London and Australian stock exchanges and has an ADR listing on the New York Stock Exchange.

The Russian mining industry

Aluminium
Russia produces 12 per cent of world output and is the world’s largest exporter of primary material.

Gold
Russia produced 182 tonnes of gold in 2004, or seven per cent of world mine output.

Diamonds
The volume of rough diamond production in Russia is 25 million carats, 16 per cent of the world total of 155 million carats.

Copper
Russia produced 900,000 tonnes of refined copper in 2004.

Nickel/ Platinum Group Metals
Russian nickel production was 270,000 tonnes in 2004, more than 20 per cent of global output, all from local raw materials. Platinum output was 850,000 ounces, 13 per cent of global output, and palladium, half of world supply.

Coal
Russia is the world’s sixth largest producer of coal. In 2004, Russia produced 61 million tonnes of coking coal and 148 million tonnes of steam coal.

Iron Ore
Annual production is 97 million tonnes. Russia is a net exporter of iron ore (20 million tonnes) and pellets (10 million tonnes).

Uranium
Russia is one of the world’s major producers of uranium and has a substantial nuclear power programme.

Potash
In 2004, Russia was the second largest producer of potash after Canada, producing about 9.3 million tonnes of potash or 20 per cent of world production.

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Investor Relations	Investor Relations
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